                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                 CoolSavings, Inc. (f/k/a coolsavings.com inc.)
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   216485 10 2
  ----------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Guy R. Friddell, III
                  Executive Vice President and General Counsel
                          Landmark Communications, Inc.
                             150 W. Brambleton Ave.
                             Norfolk, VA 23510-2075
                                 (757) 446-2035
  ----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 5, 2002
  ----------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                                  SCHEDULE 13D

------------------------------                         -------------------------
CUSIP No.  216485 10 2                                 Page 2 of 6 Pages
------------------------------                         -------------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Landmark Communications, Inc.
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [_]
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Virginia
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                10,175,556/1/
                      ----------------------------------------------------------
    NUMBER OF            8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                   129,466,105/1/
    OWNED BY          ----------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH                   10,175,556/1/
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                129,466,105/1/
--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        139,641,661/1/
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [_]
--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        83.2%/2/
--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

     /1/See Items 3 through 6 of this Statement (as defined below).

     /2/For purposes of Rule 13d-3(d)(1)(i) under the Exchange Act (as defined below), the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock (as defined below) that have been reserved for issuance upon (1) the conversion of 13 million shares of currently outstanding and convertible CoolSavings, Inc. Series C Preferred Stock and (2) the exercise of 2,602,249 currently outstanding and exercisable options to purchase Common Stock. If such reserved shares of Common Stock were to be issued, Landmark Communications, Inc. would beneficially own 76.1% of the total outstanding Common Stock.

                                  SCHEDULE 13D

------------------------------                         -------------------------
CUSIP No.  216485 10 2                                 Page 3 of 6 Pages
------------------------------                         -------------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Landmark Ventures VII, LLC
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [_]
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
    NUMBER OF            8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  129,466,105/1/
    OWNED BY          ----------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH                   0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                129,466,105/1/
--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        129,466,105/1/
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        77.1%/2/
--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

     /1/See Items 3 through 6 of this Statement (as defined below).

     /2/For purposes of Rule 13d-3(d)(1)(i) under the Exchange Act, the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock that have been reserved for issuance upon
     (1) the conversion of 13 million shares of currently outstanding and convertible CoolSavings, Inc. Series C Preferred Stock and (2) the exercise of 2,602,249 currently outstanding and exercisable options to purchase Common Stock. If such reserved shares of Common Stock were to be issued, Landmark Ventures VII, LLC would beneficially own 70.6% of the total outstanding Common Stock.

Introductory Note

     This Amendment No. 3 (as defined herein) is being filed by Landmark Communications, Inc. and Landmark Ventures VII, LLC (collectively, the "Reporting Persons") to update the Amended Statement (as defined herein). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Amended Statement. Please refer to the Amended Statement for a detailed description of the corporate structure and affiliations of the Reporting Persons.

Item 1.   Security and Issuer.

     Item 1 is hereby amended by deleting the first two sentences and inserting the following:

     This Amendment No. 3 to Schedule 13D ("Amendment No. 3") relates to shares of Common Stock, with $0.001 par value per share (the "Common Stock"), of CoolSavings, Inc., a Delaware corporation (f/k/a coolsavings.com inc., a Michigan corporation) (the "Issuer"). This amendment amends the initial statement on Schedule 13D filed by the Reporting Persons on August 9, 2001 (the "Initial Statement"), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 30, 2001 and Amendment No. 2 to Schedule 13D filed by the Reporting Persons on December 28, 2001 (the "Amended Statement" and, collectively with this Amendment No. 3, the "Statement").

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by inserting the following at the end of Item 3:

     On February 28, 2002, Landmark advanced to the Issuer an additional $1.5 million under the Grid Note. Such advance under the Grid Note related to a Shortfall Purchase Option and, as a result, Ventures may at any time prior to December 31, 2002 acquire that number of shares of Series B Preferred Stock equal to the amount of such advance divided by $0.1554 (or 9,652,509 shares of Series B Preferred Stock).

     On January 1, 2002, a stock dividend in the amount of 722,866 shares of Series B Preferred Stock accrued on the outstanding shares of Series B Preferred Stock owned by Ventures. Such "PIK" dividend was declared by the Board of Directors of Issuer on April 16, 2002 but has not yet been paid to Ventures.

     On January 31, 2002, interest accrued and compounded on the loan outstanding under the Amended Loan Agreement and Senior Secured Note (each as described below) in an amount equal to $87,778. As a result, pursuant to the terms of the Warrant, the Amended Loan Agreement and Senior Secured Note, the Issuer issued to Landmark warrants to purchase an additional 175,556 shares of Common Stock.

     On April 1, 2002, a stock dividend in the amount of 1,315,616 shares of Series B Preferred Stock accrued on the outstanding shares of Series B Preferred Stock owned by Ventures. Such "PIK" dividend was declared by the Board of Directors of the Issuer on April 16, 2002 but has not yet been paid to Ventures.

     On April 5, 2002, pursuant to Stock Purchase Agreement among Lend Lease International Pty. Limited of Australia ("Lend Lease"), the Issuer and Ventures, Ventures acquired 10,889,636 shares (the "Lend Lease Shares") of Common Stock, which shares represented all of Lend Lease's ownership interest in the Issuer, for aggregate consideration of $871,171 (the "Lend Lease Transaction").

     Except as otherwise described above, the source of funds for the above transactions was and will be the working capital of the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

     Section (a) of Item 5 is hereby amended and restated in its entirety as follows:

     (a) Landmark may be deemed to have beneficial ownership over 139,641,661 shares of Common Stock through its ownership of the Warrant and its ownership of and control over Ventures, which owns 65,057,936 shares of Series B Preferred Stock (which number does not include the shares of Series B Preferred Stock accrued and declared, but not yet paid, pursuant to the "PIK" dividends described above), 10,889,636 shares of Common Stock and options to purchase 51,480,051 additional shares of Series B Preferred Stock.

     If (i) Landmark exercised its right to acquire 10,175,556 shares of Common Stock pursuant to the Warrant, (ii) Ventures exercised its right to convert its shares of Series B Preferred Stock into 65,057,936 shares of Common Stock, and
(iii) Ventures exercised its options to purchase 51,480,051 shares of Series B Preferred Stock and then exercised its right to convert such shares into 51,480,051 shares of Common Stock, Landmark and Ventures would beneficially own, for the purposes of Rule 13d-3(d)(1)(i) under the Exchange Act, 83.2% and 77.1%, respectively, of the Issuer. These ownership percentages do not take into account shares of Common Stock that have been reserved for issuance upon (1) the conversion of 13 million shares of currently outstanding and convertible Series C Preferred Stock of the Issuer and (2) the exercise of 2,602,249 currently outstanding and exercisable options to purchase Common Stock. If such reserved shares of Common Stock were to be issued, Landmark and Ventures would beneficially own 76.1% and 70.6%, respectively, of the total outstanding Common Stock.

     Except as disclosed in this Item 5(a), as of the date hereof, neither of the Reporting Persons beneficially owns, nor, to the best of their knowledge, does any of their directors or executive officers beneficially own, any shares of Common Stock.

     Section (b) of Item 5 is hereby amended and restated in its entirety as follows:

     Landmark owns a warrant (the "Warrant") which entitles Landmark to purchase 10,175,556 shares of Common Stock from the Issuer. If the Warrant were exercised, Landmark or its transferees would possess the sole power to vote or dispose of such shares of Common Stock. Ventures owns 67,096,438 shares of Series B Preferred Stock and options to purchase 51,480,051 additional shares of Series B Preferred Stock, over which the Reporting Persons may be deemed to share voting and/or dispositive power.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended by inserting the following at the end of Item 6:

     In connection with the Lend Lease Transaction, the Issuer and Ventures entered into a Call Option Agreement (the "Call Option Agreement") dated as of April 5, 2002. Pursuant to the Call Option Agreement, at any time after the first anniversary of the date thereof and prior to March 31, 2008, provided certain conditions set forth in the Call Option Agreement have been satisfied, the Issuer shall have the right to redeem or purchase from Ventures the Lend Lease Shares at a price per share equal to $0.08 plus 7% interest thereon, compounded annually.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April  18, 2002           LANDMARK COMMUNICATIONS, INC.

                                 By: /s/ Guy R. Friddell, III
                                     ------------------------------------
                                 Name:   Guy R. Friddell, III
                                 Title:  Executive Vice President and General
                                          Counsel

Dated: April 18, 2002            LANDMARK VENTURES VII, LLC

                                 By: /s/ Richard A. Fraim
                                     ------------------------------------
                                 Name:   Richard A. Fraim
                                 Title:  Vice President, Treasurer